Filed by Huffy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Huffy Corporation

Commission File No. 001-05325

HUFFY CORPORATION TO ACQUIRE GEN-X SPORTS

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DIVERSIFIES PRODUCT AND CUSTOMER BASE

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ENHANCES GROWTH OPPORTUNITIES

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ACCRETIVE TO EARNINGS IN 2002

DAYTON, OHIO, June 17, 2002 – HUFFY CORPORATION (NYSE-HUF) announced today that it has entered into a series of definitive agreements to acquire Gen-X Sports Inc., a Delaware corporation, Gen-X Sports, Inc., an Ontario, Canada corporation, and their subsidiaries (“Gen-X Sports”), all privately held, for a combination of 5,000,000 shares of Huffy Corporation common stock and $19.0 million in cash.  The transaction, which requires the approval of Huffy Corporation’s shareholders, is anticipated to close in the fourth quarter of this year, subject to completion of required filings and satisfaction of certain conditions prior to close including receipt of any governmental approvals.

Gen-X Sports, headquartered in Toronto, Ontario, Canada, with offices in Geneva, Switzerland and Minneapolis, Minnesota, is a diversified sporting goods company that designs, markets, and distributes a wide range of branded sporting goods across multiple channels.  Gen-X markets products under numerous well-known brands, including: for golf, Tommy Armour ®, RAM®, Zebra® and Teardrop®; for snowboards: Sims®, Lamar® and Limited®; for action sports and inline skates: Rage®, Dukes®, Oxygen®, Ultra-Wheels®, Street Attack® and Skate Attack®; for skis: Volant®; and for hockey: Hespeler®.  Gen-X also supports separate business units dedicated to licensing and the sale of opportunity and excess inventory.

Gen-X Sports markets its products primarily to large sporting goods retailers in the United States, Canada, Europe and Japan.  For the year ended December 2001, Gen-X Sports reported revenues of approximately  $107.5 million and net income of approximately $5.5 million.

Don Graber, Chairman, President and CEO of Huffy commented,  “We at Huffy join the founders and management of Gen-X Sports in expressing our enthusiasm for this business combination.  We view this acquisition as an outgrowth of our long range strategic goal of positioning Huffy for profitable growth, by broadening our product offering, adding to our existing brand and license portfolio which include the Huffy®, Royce Union®, Airborne®, Huffy Sports®, Sure Shot®, and Hydra-Rib® brands and the NBA®, NCAA®, and Disney Princess licenses, and changing the focus of Huffy to that of a more diversified sporting goods company.  It expands our customer base, increases our sales volume in the sporting goods retail channel, and extends our business in Canada and internationally, while creating new opportunities for growth.  We believe that this combination has the potential to significantly increase shareholder value.  Gen-X Sports completed several acquisitions in 2001, and with the additional sales from these acquisitions, Gen-X Sports is currently forecasting total revenues in excess of $150.0 million for 2002.  Although the transaction is not anticipated to close until sometime in the fourth quarter, we anticipate that the acquisition will be accretive to earnings in 2002, on a fully-diluted basis, and has the potential for significant additional sales and earnings in 2003.”

James J. Salter, co-founder and Chief Executive Officer of Gen-X Sports commented, "The continuing fulfillment of Gen-X Sports' long-term strategic vision and commitment to maximizing our growth opportunities requires both human and financial capital. The merger with Huffy complements our skill sets, while providing greater scale and an organization that extends the reach of our world-class brands.  We at Gen-X Sports believe that this merger positions both companies for significant future growth.”

Don Graber, Chairman, President and CEO of Huffy concluded, “We are pleased that the senior management team of Gen-X Sports will become part of the Huffy family and has entered into agreements that commit them as long-term shareholders of Huffy.  Throughout the extensive due diligence leading to the signing of the definitive agreements, we at Huffy have been impressed with the enthusiasm and professionalism of the Gen-X Sports management and employees.  Their sales and marketing expertise, successful acquisition strategy and entrepreneurial spirit will be an excellent complement to our existing strengths as we continue to seek opportunities to create shareholder value.  -more- We remain optimistic that earnings in the first half of the year will be at the higher end of our previous announced range of $0.10 - $0.20 per common share and that earnings, on a fully-diluted basis after giving effect to this transaction, for the full year will approach the upper end of our previously announced range.”

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Huffy Corporation will hold an investors call at 4:00 p.m. (ET) on Tuesday, June 18, 2002.  Those wishing to participate should call (877) 278-6740 five minutes prior to the call.  A replay of the investors call will be available two hours after the completion of the investors call through June 25, 2002 by calling (800) 642-1687 and entering pin number – 4481027.  The press release will be available on Huffy Corporation’s website:  http://www.huffy.com.

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Huffy Corporation (NYSE-HUF) is a leading provider of consumer and retail services and the leading supplier of bicycles and home basketball equipment.

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The discussion in this press release contains forward-looking statements and is qualified by the cautionary statements contained in the Company’s report on Form 10-K, dated February 21, 2002.

Huffy Corporation (“Huffy”) intends to file a registration statement on Form S-4 in connection with the transaction, and Huffy and Gen-X Sports Inc. intend to mail a joint proxy statement/prospectus to their stockholders in connection with the transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents filed by Huffy with the SEC at the SEC’s web site at www.sec.gov.  A free copy of the joint proxy statement/prospectus and these other documents may also be obtained free of charge from Huffy by directing a request to 225 Byers Road, Miamisburg, Ohio 45342, Attention: Investor Relations.

Huffy and its officers and directors may be deemed to be participants in the solicitation of proxies from Huffy’s shareholders with respect to these transactions.  Information regarding such officers and directors is included in Huffy’s proxy statement for its 2002 annual meeting of shareholders filed with the SEC on March 6, 2002.  This document is available free of charge at the SEC’s web site at www.sec.gov or from Huffy as described above.